Filed by SunAmerica Series Trust (SEC File Nos.: 333-297804 and 033-52742; 811-07238)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Guardian Variable Products Trust

Subject Company SEC File Numbers: 333-210205 and 811-23148

Text Message Release Sample

Hi, this is {agent_first_name} with the Broadridge Proxy Services Center reaching out on behalf of the Guardian Funds.

We have not yet received your vote for the upcoming shareholder meeting. Your vote is important. Vote NOW in just a few clicks.

Vote now: [VOTE LINK]

Questions? Call (877) 660-4778.

To avoid additional mailings or calls, please submit your vote today.

Reply STOP to opt out.

© 2026 Broadridge Financial Solutions, Inc., Broadridge and the Broadridge logo are registered trademarks of Broadridge Financial Solutions, Inc.	Broadridge.com CONFIDENTIAL INFORMATION